EXHIBIT 99.1

News Release dated August 16, 2020, Suncor provides update on Base Plant mining operations

FOR IMMEDIATE RELEASE

Suncor provides update on Base Plant mining operations

Calgary, Alberta (August 16, 2020) – Suncor today provided an update on the Base Plant mining operations following an incident which occurred on August 14, 2020.

At approximately 7 p.m. MT on August 14, a fire occurred in the secondary extraction area of the Base Plant mining operations impacting mined bitumen production. The fire was contained quickly and extinguished some hours later. All personnel in the immediate and surrounding areas were safely evacuated and there were no injuries. The appropriate regulators have been notified. We are accelerating some Q3 maintenance while preparing for a safe and staged return to normal operations.

Both upgraders at Base Plant remain online at minimum rates and are processing in situ bitumen. Based on our current assessment, we expect mined bitumen production to return to operation by early September. A further operational update will be provided within that timeframe.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to Suncor's expectation that mined bitumen production will return to operation by early September. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, Management’s Discussion and Analysis dated for the second quarter of 2020, dated July 22, 2020, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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800-558-9071

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